SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
CITIZENS BANCORP
(Name of Issuer)
CITIZENS BANCORP
(Name of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
[172950107 ]
(CUSIP Number of Class of Securities)
Lark E. Wysham, Corporate Secretary
275 Southwest Third Street
Corvallis, Oregon, 97339
(541) 752-5161
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons
Filing Statement)
Copy to:
Bennett H. Goldstein
Attorney at Law
1132 SW 19th Ave.
Portland, Oregon 97205
(503) 294-0940
(503) 294-7918 (facsimile)
email:bhgoldatty@aol.com
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$1,032,332	$31.69

*	Calculated solely for the purpose of determining the filing fee, which was based upon the price of $23.50 per share (whereby the Company would purchase common stock at $23.50 per share) multiplied by the estimated number of shares of common stock held by holders of record of fewer than 250 shares as of September 10, 2007, which shares would be purchased for cash as a result of the Reclassification (43,929 shares).
☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

RULE 13E-3 TRANSACTION STATEMENT
     This Rule 13e-3 transaction statement on Schedule 13E-3 is filed by Citizens Bancorp (the “Company”) in connection with its share Reclassification and redemption, whereby shareholders owning less than 2,500 shares of Company common stock will receive one share of Series A Preferred Stock for each share of common stock they own, and shareholders owning less than 250 shares of Company common stock will receive cash at the rate of $23.50 per share. Shares of common stock held by shareholders owning more than 2,500 shares will remain outstanding and will be unaffected by the reclassification.
     Following the Reclassification, the Company will have fewer than 300 shareholders of its common stock and will terminate the registration of its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”).
     Filed contemporaneously herewith are (i) the notice of special meeting of shareholders and a preliminary proxy statement (the “Proxy Statement”) and (ii) a form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with a special meeting of the shareholders anticipated to be held in October or November, 2007 (the “Special Meeting”). At the Special Meeting, the shareholders would be requested to vote on a proposed amendment to the Company’s Articles of Incorporation, which would authorize the new class of Series A Preferred Stock, and the Reclassification.
     The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with a preliminary Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the Proxy Statement.
     In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-K and quarterly report on Form 10-Q as specified below.
     This Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements.
ITEM 1. SUMMARY TERM SHEET
     The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) The name of the company is Citizens Bancorp (the “Company”). The Company’s principal executive office is located at 275 Southwest Third Street, Corvallis, OR 97339, and its business telephone number is (541) 752-5161.
     (b) As of September 7, 2007, the Company had 4,671,425 shares of common stock, no par value, issued and outstanding.
     (c) The information required by this Item is set forth under “Information About the Company — Description of Capital Stock” in the Proxy Statement and incorporated herein by reference.
     (d) The information required by this Item is set forth under “Information About the Company — Description of Capital Stock” in the Proxy Statement and incorporated herein by reference.
     (e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).
     (f) The information required by this Item is set forth under “Information About the Company — Description of Capital Stock” in the Proxy Statement and incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) The filing person to which this Schedule 13E-3 relates is Citizens Bancorp. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Information About the Company — Officers and Directors” and “Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.
     (b) Not applicable.
     (c) The name and employment information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “Information About the Company — Officers and Directors” and such information is incorporated herein by reference. To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Description of the Amendment and Reclassification”, and “Additional Special Meeting Information — Vote Required for Approval” and incorporated herein by reference.
     (c) The information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of Reclassification”, “Special Factors — General Effects of Reclassification”, “Special Factors — Additional Effects of Reclassification on Affiliated Stockholders”, and “Special Factors — Additional Effects of Reclassification on Non-Affiliated Stockholders” is incorporated herein by reference.
     (d) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Reclassification — Dissenters’ Rights” is incorporated herein by reference.
     (e) Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and Oregon state law. The information set forth in the Proxy Statement under the caption “Special Factors — Recommendation of the Board of Directors; Fairness of the Reclassification” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.
     (f) The information required by this item is set forth in the Proxy Statement under the caption “Special Factors — General Effects of Reclassification — Liquidity of Stock” which is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information set forth in the Proxy Statement under the caption “Information About the Company — Security Ownership of Officers, Directors and 5% Stockholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)	(1)	Not applicable.

	(2)	The information included in the Proxy Statement under the caption “Information About the Company — Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(b)		Not applicable.

(c)		Not applicable.

(d)		The information included in the Proxy Statement under the caption “Determination of fairness by Citizens Affiliates” and “Information About the Company — Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(e)		The information included in the Proxy Statement under the caption “Information About the Company — Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (b) The information in the Proxy Statement under the caption “Description of the Amendment and Reclassification — Anticipated Accounting Treatment” is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Reasons for the Reclassification”, “Positive Effects of the Reclassification on Citizens”, “Negative Effects of the Reclassification on Citizens”, “Other Effects of the Reclassification on Citizens”, “General Features of the Reclassification” is incorporated herein by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
     (a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Background of the Reclassification”, and “Reasons for the Reclassification” is incorporated herein by reference.
     (b) The information set forth in the Proxy Statement under the caption “Alternatives Considered” is incorporated herein by reference.
     (c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Purpose of the Reclassification”, “Background of the Reclassification”, “Alternatives Considered”, and “Recommendation of Board; Fairness of the Reclassification” is incorporated herein by reference.
     (d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “General Features of the Reclassification,” “Purpose of the Reclassification,“ Background of the Reclassification”, “Effects of the Reclassification on Shareholders Generally”, “Effects of the Reclassification on Remaining Common Shareholders”, “Effects of the Reclassification on Shareholders Who Are Afilliates”, “Effects of the Reclassification on Shareholders Who Are Not Afilliates”, and “Federal Income Tax Consequences of the Reclassification” is incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION.
     (a) The information set forth in the Proxy Statement under the caption “Recommendation of the Board; Fairness of the Reclassification” is incorporated herein by reference.
     (b) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Reclassification”, “Determination of Exchange Ratio” and “Determination of Cash Payment” is incorporated herein by reference.
     (c) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Reclassification”, “Determination of Exchange Ratio” and “Determination of Cash Payment” is incorporated herein by reference.
     (d) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Reclassification”, “Determination of Exchange Ratio” and “Determination of Cash Payment” is incorporated herein by reference.
     (e) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Reclassification”, “Determination of Exchange Ratio” and “Determination of Cash Payment” is incorporated herein by reference.
     (f) Not applicable.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
     (a) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Reclassification”, “Determination of Exchange Ratio”, “Determination of Cash Payment” and Background of the Reclassification is incorporated herein by reference.
     (b) The information set forth in “Determination of Exchange Ratio”, and “Determination of Cash Payment”” of the Proxy Statement is incorporated herein by reference.
     (c) The written opinion dated September 10, 2007 to the Company’s Board of Directors by Southard Financial (“Southard”) will be made available for inspection and copying at the principal executive offices of the Company at 275 Southwest Third Street, Corvallis, OR 97339 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of Southard’s September 10, 2007 written opinion will be mailed by the

Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting stockholder. In addition, the information set forth in the Proxy Statement under the caption “Determination of Exchange Ratio” and “Determination of Cash Payment” as well as Appendix C to the Proxy Statement, are incorporated herein by reference.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
     (a) The information set forth in the Proxy Statement under the captions “General Features of the Reclassification” and “Negative Effects of the Reclassification on Citizens—Financial Effects” is incorporated herein by reference.
     (b) Not applicable.
     (c) The information set forth in the Proxy Statement under the caption “Negative Effects of the Reclassification on Citizens—Financial Effects” is incorporated herein by reference. The foregoing expenses will be paid by the Company.
     (d) Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) The information set forth in the Proxy Statement under the caption “Information About the Company — Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.
     (b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days. The information set forth in the Proxy Statement under the caption “Information About the Company — Description of Capital Stock” is incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
     (d) The information set forth in the Proxy Statement under the captions “Information About the Company — Security Ownership of Officers, Directors and 5% Shareholders”, “Information Regarding The Special Meeting of Shareholders — Solicitation of Proxies”, and “Recommendation of the Board; Fairness of the Reclassification” is incorporated herein by reference.
     (e) The information set forth in the Proxy Statement under the caption “Recommendation of the Board; Fairness of the Reclassification” is incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
     (a) The financial statements and accompanying notes to the financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, and (ii) the Company’s quarterly report on Form 10-Q for the period ending June 30, 2007, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Selected Consolidated Financial Data (Unaudited)”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.
     (b) The information set forth in the Proxy Statement under the caption “Selected Consolidated Financial Pro Forma Financial Information (Unaudited)” is incorporated herein by reference.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Not applicable.

     (b) The information set forth in the Proxy Statement under the caption “Information Regarding The Special Meeting of Shareholders — Solicitation of Proxies” is incorporated herein by reference.
ITEM 15. ADDITIONAL INFORMATION.
     (b) Not applicable.
ITEM 16. EXHIBITS.

Exhibit No.	Description

16(a)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(ii)	Form of Proxy Card [To be filed with an amendment.]

16(a)(5)(i)	Letter to Shareholders from William V. Humphreys, Sr., President and Chief Executive Officer [To be filed with an amendment.]

16(a)(5)(ii)	Press Release dated September 11, 2007**

16(c)(5)	Opinion of Southard Financial dated September 10, 2007***

16(d)	Citizens Bancorp Incentive Stock Option Plan****

16(f)	The information set forth in “Dissenters Rights” of the Proxy Statement and Appendix B to Exhibit 16(a)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on September 11, 2007.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on or after September 11, 2007.

***	Incorporated by reference to Appendix C to Exhibit 16(a)(1).

****	Incorporated by reference to the Exhibit 10.1 of the Company’s 10-K filed with the SEC for fiscal year December 31, 2004.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITIZENS BANCORP
By:	/s/ William V. Humphreys, Sr.
William V. Humphreys, Sr.
President and Chief Executive Officer

Dated: September 11, 2007

EXHIBIT INDEX

Exhibit No.	Description

16(a)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(ii)	Form of Proxy Card [To be filed with an amendment.]

16(a)(5)(i)	Letter to Shareholders from William V. Humphreys, Sr., President and Chief Executive Officer [To be filed with an amendment.]

16(a)(5)(ii)	Press Release dated September 11, 2007**

16(c)(5)	Opinion of Southard Financial dated September 10, 2007***

16(d)	Citizens Bancorp Incentive Stock Option Plan****

16(f)	The information set forth in “Dissenters Rights” of the Proxy Statement and Appendix B to Exhibit 16(a)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on September 11, 2007.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on or after September 11, 2007.

***	Incorporated by reference to Appendix C to Exhibit 16(a)(1).

****	Incorporated by reference to the Exhibit 10.1 of the Company’s 10-K filed with the SEC for fiscal year December 31, 2004.